SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                            For the month of May 2006

                           AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Aixtron AG: AIXTRON Shareholders Approve Of All Resolutions

    AACHEN, Germany--(BUSINESS WIRE)--May 11, 2006--Shareholders of AIXTRON AG, (FSE: AIX, ISIN: DE0005066203; NASDAQ: AIXG, ISIN:
US0096061041), a leading provider of deposition equipment to the semiconductor industry, today voted strongly in favor of the resolutions presented by the Executive Board (Vorstand) and the Supervisory Board (Aufsichtsrat).

    The following resolutions were approved at AIXTRON's ninth ordinary shareholders' meeting since its initial public offering in 1997:

    -- Approvals of the activities of the members of the Management Board (Vorstand) and of the Supervisory Board (Aufsichtsrat) during fiscal year 2005

    --  Authorization to purchase own shares

    -- Amendments of AIXTRON's Articles of Association in accordance with the Act on Corporate Integrity and Modernization
        ("UMAG"), entered into force on November 1, 2005

    -- Election of the auditors and the Group auditors for fiscal year 2006

    All resolutions were accepted by at least 97 percent of the votes cast at the meeting. Approximately 644 shareholders attended the shareholders' meeting held at the Eurogress in Aachen, Germany. About 32 percent of AIXTRON AG common stock was represented at the meeting.

    Further Information

    For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203;
NASDAQ: AIXG, ISIN: US0096061041) please consult our website at:
www.aixtron.com

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:     English
Issuer:       AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen Deutschland
Phone:        +49 (0)241 8909-444
Fax:          +49 (0)241 8909-445
email:        invest@aixtron.com
WWW:          www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
indices:      TecDAX
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Stuttgart, Munchen,
              Hamburg, Dusseldorf; Foreign Exchange(s) Nasdaq

    CONTACT: AIXTRON AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: May 11, 2006
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO